UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   Aksys, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    010196103

                                 (CUSIP Number)

                                December 31, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

CUSIP No. 010196103                  13G/A                  Page 2 of 9 Pages

-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    204,546

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    204,546
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            204,546
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.68%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 010196103                  13G/A                  Page 3 of 9 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    204,546

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    204,546
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
             204,546
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.68%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 010196103                  13G/A                  Page 4 of 9 Pages

     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    204,546

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    204,546
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            204,546
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                    [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.68%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 010196103                  13G/A                  Page 5 of 9 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Israel A. Englander
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            United States
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    204,546

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    204,546
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            204,546
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                  [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            0.68%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            IN
-------------------------------------------------------------------------------

CUSIP No. 010196103                  13G/A                  Page 6 of 9 Pages


            This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G which was filed on July 10, 2003 (the "Schedule 13G") with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Aksys, Ltd., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2, 4, 5, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

         The Riverview Group LLC
         c/o Millennium Management, LLC
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Delaware

         Millennium Holding Group, L.P.
         c/o Millennium Management, LLC
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Delaware

         Millennium Management, LLC
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: Delaware

         Israel A. Englander
         c/o Millennium Management, LLC
         666 Fifth Avenue
         New York, New York 10103
         Citizenship: United States

Item 2(d)   Title of Class of Securities

        Common Stock

Item 2(e)   CUSIP Number

        010196103

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

                As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 204,546 shares of Common Stock currently issuable to The Riverview Group LLC, a Delaware limited liability company ("Riverview") upon the exercise of certain warrants.

CUSIP No. 010196103                  13G/A                  Page 7 of 9 Pages


                Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding. Israel A. Englander
("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

                Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions. Therefore, this Amendment no longer includes Partners as a Reporting Person.

            (b) Percent of Class:

                Approximately 0.68% as of the date of this filing. (Based on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, there were 29,788,477 shares of Common Stock issued and outstanding as of October 22, 2003. In addition, Riverview holds the warrants to purchase 204,546 shares of Common Stock referred to in Item 4(a) above.)

            (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:

                       0

                (ii)   Shared power to vote or to direct the vote

                       204,546

                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct
                       the disposition of

                       204,546

Item 5.     Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 8.     Identification and Classification of Members of the Group

      This statement is filed by:

        (i)    Riverview;

        (ii)   Holding, as the sole member of Riverview;

        (iii) Millennium Management, as the general partner and investment advisor of Holding; and

        (iv)   Mr. Englander, as the sole managing member of Millennium
               Management.

Item 10.    Certification

CUSIP No. 010196103                  13G/A                  Page 8 of 9 Pages


            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 010196103                  13G/A                  Page 9 of 9 Pages


                                   SIGNATURES


            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 17, 2004




THE RIVERVIEW GROUP LLC                      MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,          By: Millennium Management, LLC
    its sole member                          its general partner

By: Millennium Management, LLC               By: /s/ Terry Feeney
    its general partner                      -------------------------------
                                             Name:  Terry Feeney
By: /s/ Terry Feeney                         Title: Chief Operating Officer
    ---------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, LLC

By: /s/ Terry Feeney                         /s/ Israel A. Englander
    ----------------------------------       -------------------------------
    Name:  Terry Feeney                      Israel A. Englander
    Title: Chief Operating Officer